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               EXCEL REALTY TRUST DECLARES DIVIDEND DISTRIBUTION
                       OF PREFERRED SHARE PURCHASE RIGHTS



               May 14, 1998 -- Excel Realty Trust, Inc., San Diego, CA. -- (WYSE: XEL) -- On May 14, 1998, the Board of Directors of Excel Realty Trust, Inc. (NYSE: XEL) declared a dividend distribution of one Preferred Share Purchase Right ("Right") on each outstanding share of Excel's common stock. Subject to limited exceptions, the Rights will be exercisable if a person or group acquires 15% or more of Excel's common stock or announces a tender offer for 15% or more of the common stock. Under certain circumstances, each Right will entitle shareholders to buy one one-thousandth of a share of newly created preferred stock of Excel at an exercise price of $100. The Excel Board of Directors will be entitled to redeem the Rights at $.01 per Right at any time before a person has acquired 15% or more of the outstanding common stock. The Rights Plan will expire in May 2008.

               If a person becomes an Acquiring Person under the Rights Plan, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of common shares of Excel having a market value at that time of twice the Right's exercise price. Rights held by the Acquiring Person will become void and will not be exercisable to purchase shares at the bargain purchase price. An Acquiring Person is defined as a person who acquires 15% or more of the outstanding Excel common stock. If Excel is acquired in a merger or other business combination transaction which has not been approved by the Board of Directors, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.
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              The dividend distribution to establish the new Rights Plan will be payable to shareholders of record on May 26, 1998. The Rights will expire in ten years. The Rights distribution is not taxable to shareholders.

               Excel separately announced today the execution of an Agreement and Plan of Merger with New Plan Realty Trust. The merger has been approved for all purposes under the Rights Plan, which will continue in place with the terms described above following the merger.

               Excel is a Maryland real estate investment trust which focuses on traditional retail opportunities, primarily neighborhood and community shopping centers.